EXHIBIT 99.1

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2022

TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

This Management’s Discussion and Analysis (“MD&A”) as of August 9, 2022 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the annual information form and MD&A for the year ended December 31, 2021, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and the audited consolidated statements for the year ended December 31, 2021. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements (“financials statements”) of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Accordingly, the financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Earnings from mine operations for the three and six months ended June 30, 2022, amounted to $51,407 and $94,222 compared to $32,799 and $46,535 for the same periods in 2021.

•	Net income for the three and six months ended June 30, 2022, respectively, were $22,634 and $46,961 or $0.11 and $0.22 earnings per share (basic and diluted) compared to $22,472 and $29,784 or $0.11 and $0.14 earnings per share (basic and diluted) for the prior comparative periods. Adjusted EBITDA for these periods were $55,127 and $99,724 compared to $37,874 and $57,052 (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).
•	Cash at June 30, 2022 was $29,433 with net working capital deficit of $212,772, reflecting secured notes payable, categorized as current debt. Cash at December 31, 2021 was $25,000 with net working capital deficit of $275,691.

•	In the second quarter of 2022, the Company sold 587,000 carats and recognized revenue of $97,761 at an average realized value of $167 per carat (US$130) compared to sales in the second quarter of 2021 totaling 719,000 carats and recognized revenue of $64,748 at an average realized value of $90 per carat (US$73). Included in the diamond sales for June 30, 2021 was $10,399 of upside profit related to the Dunebridge agreement for total sales of $75,147.

•	Cash costs of production, including capitalized stripping costs, for the three months ended June 30, 2022 were $126 per tonne of ore treated, and $75 per carat recovered compared to $97 per tonne of ore treated, and $45 per carat recovered for the same period in 2021. Cash costs of production, including capitalized stripping costs, for the six months ended June 30, 2022 were $136 per tonne and $81 per carat recovered, compared to $115 and $53 per carat recovered for the same periods in 2021. (Cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The costs per tonne including capitalized stripping for the six months ended June 30, 2022 compared to the same period in 2021 have increased due to higher waste stripping costs. The increase in cost per carat recovered reflects the reduction in average grade at 1.68 carats per tonne, for the six months ended June 30, 2022, compared to 2.20 carats per tonne treated, for the comparable period in 2021.
•	Mining of waste and ore combined in the 5034, Hearne and Tuzo open pits for the six months June 30, 2022 was approximately 8,974,000 tonnes, 3,540,000 tonnes and 3,535,000 tonnes, respectively, for a total of 16,049,000 tonnes. This represents a 12% increase in tonnes mined over the comparative period in 2021, which was affected by the unplanned operational stand-down in February 2021 to limit the spread of COVID-19, as well as workforce availability issues and a higher-than-average incidence of extreme weather events. Ore mined for the six months June 30, 2022 totaled 2,062,000 tonnes, with approximately 1,353,000 tonnes of ore stockpile available at period end, an increase of 294,000 tonnes during the quarter. For the comparative six months ended June 30, 2021, ore mined totaled 1,508,000 tonnes, with approximately 340,000 tonnes of ore stockpile.

•	Mining of waste and ore combined in the 5034, Hearne and Tuzo open pits for the three months June 30, 2022 was approximately 4,680,000 tonnes, 1,903,000 tonnes and 1,298,000 tonnes, respectively, for a total of 7,881,000 tonnes. This represents a 10% decrease in tonnes mined over the comparative period in 2021, mainly due to slower than planned returned to full operations, following COVID-19 challenges in Q1 2022. Ore mined for the three months June 30, 2022 totaled 1,043,000 tonnes, with approximately 1,353,000 tonnes of ore stockpile available at period end, an increase of 294,000 tonnes during the quarter. For the comparative three months ended June 30, 2021, ore mined totaled 993,000 tonnes, with approximately 340,000 tonnes of ore stockpile.

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•	For the six months ended June 30, 2022, the GK Mine treated approximately 1,457,000 tonnes of ore and recovered approximately 2,446,000 carats on a 100% basis for an average recovered grade of approximately 1.68 carats per tonne (“cpt”). For the comparative six months ended June 30, 2021, the GK Mine treated approximately 1,437,000 tonnes of ore and recovered approximately 3,156,000 carats on a 100% basis for an average recovered grade of approximately 2.20 cpt. Grade in the quarter was impacted by unplanned external dilution from mining that was primarily due to workforce inefficiencies around shovel operations and bottom pit mining causing space constraints, in conjunction with a different ore mix than was planned. The Company is working with its joint venture partner DeBeers, who are the operator of the mine, to address these operating issues and De Beers has implemented several procedures, some of which were prohibited due to Covid related constraints, to improve grade control.

The following table summarizes key operating highlights for the three and six months ended June 30, 2022 and 2021.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,043	993	2,062	1,508
*Waste tonnes mined	kilo tonnes	6,838	7,756	13,987	12,846
*Total tonnes mined	kilo tonnes	7,881	8,749	16,049	14,354
*Ore in stockpile	kilo tonnes	1,353	340	1,353	340

Processing
*Ore tonnes treated	kilo tonnes	749	811	1,457	1,437
*Average plant throughput	tonnes per day	8,231	9,011	8,050	7,852
*Average plant grade	carats per tonne	1.68	2.18	1.68	2.20
*Diamonds recovered	000's carats	1,261	1,764	2,446	3,156
Approximate diamonds recovered - Mountain Province	000's carats	618	864	1,199	1,546
Cash costs of production per tonne of ore, net of capitalized stripping **		$103	85	110	100
Cash costs of production per tonne of ore, including capitalized stripping**		$126	97	136	115
Cash costs of production per carat recovered, net of capitalized stripping**		$61	39	65	45
Cash costs of production per carat recovered, including capitalized stripping**		$75	45	81	53

Sales
Approximate diamonds sold - Mountain Province***	000's carats	587	719	1,094	1,322
Average diamond sales price per carat	US	$130	$73	$130	$72
* at 100% interest in the GK Mine
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP” or “Kennady North”). The Company predominantly sells it’s 49% share of diamond production in Antwerp, Belgium.

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GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 5,216 hectares held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with IFRS 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2020, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. In 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. As at June 30, 2022, the Company’s share of the letters of credit issued were $44.7 million (2021 - $44.1 million).

In 2020, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the six months ended June 30, 2022, the Company funded $Nil (December 31, 2021 - $10 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet.

Mining and Processing

For the three and six months ended June 30, 2022, on a 100% basis, a total of 7.9 million and 16 million tonnes of waste and ore respectively was extracted from the 5034, Hearne and Tuzo open pits. For the three and six months ended June 30, 2021, a total of 8.7 million and 14.4 million tonnes of waste and ore respectively was extracted from the 5034 and Hearne open pits. Mining efficiency has improved in the six months ended June 30, 2022 as a result of the unplanned operational stand-down that took place in February 2021 to limit the spread of COVID-19 at Gahcho Kué.

Total ore tonnes mined in the three and six months ended June 30, 2022 were 1,043,000 tonnes and 2,062,000 tonnes compared to 993,000 tonnes and 1,508,000 tonnes for the same periods in 2021. The total ore tonnes mined for the three and six months ended June 30, 2022 were higher than the comparative period as a result of the unplanned operational stand-down in February 2021 due to measures taken to limit the spread of COVID-19 at Gahcho Kué.

For the three and six months ended June 30, 2022, 749,000 tonnes and 1,457,000 tonnes of kimberlite ore were treated, with 1,261,000 carats and 2,446,000 carats (100% basis) recovered, at a grade of 1.68 carats per tonne and 1.68 carats per tonne, respectively. For the three and six months ended June 30, 2021, 811,000 tonnes and 1,437,000 tonnes of kimberlite ore were treated, with 1,764,000 carats and 3,156,000 carats recovered, at a grade of 2.18 carats per tonne and 2.20 carats per tonne. The grade for Q2 2022 was impacted by unplanned external dilution from mining that was primarily due to workforce inefficiencies around shovel operations and bottom pit mining causing space constraints, in conjunction with a different ore mix than was planned. The Company is working with its joint venture partner DeBeers, who are the operator of the mine, to address these operating issues and De Beers has implemented several procedures, some of which were prohibited due to Covid related constraints, to improve grade control.

At June 30, 2022, the GK Mine had 527,191 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 587,547 carats within its sale preparation channel plus its share of the aforementioned carats at the GK Mine and sorting facility for a total of 784,444 carats in inventory.

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Diamond Sales

After five years of sales, the Gahcho Kué diamonds are firmly established in the rough diamond market. The Gahcho Kué ore bodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.

The Company’s diamonds have established a strong market presence and customer base. Except for some industrial, non-gem quality diamonds, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China. Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early-stage development of a diamond marketing brand. Although somewhat delayed by the COVID-19 pandemic, the brand will promote the unique attributes of our diamonds and support demand through their distribution channels, with potential to reach the consumer level.

Given the variety across the Gahcho Kué rough diamond profile and the variability of the mining plan through the period, the mix of diamond categories may differ from sale to sale.

The Company undertook three sales in Antwerp, Belgium during the second quarter of 2022. Most of the Company’s revenue is derived from open market sales, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the six months ended June 30, 2022 was US$130 per carat. The average realized value per carat for all sales held for the six months ended June 30, 2021 was US$72 per carat.

The volume of carats sold in Q1 and Q2 2022 are approximately 96,000 and 132,000 less than the comparable in Q1 and Q2 2021. This is in line with the plan used to inform revised guidance, and reflects the disruption to the process plant in Q1 and Q2, and results in the large ore stockpile at the quarter end. Those issues such as the pitman bearing failure and workforce constraints are now resolved and the mine has seen improved throughput during June and into Q3.

The following chart summarizes the sales for the trailing eight quarters:

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The following table summarizes the results of sales in 2022:

	000's of carats sold	Revenue (US$ 000's)	Revenue/carat (US$)
Q1	507	$66,693	$132
Q2	587	$76,019	$130
Total	1,094	$142,712	$130

The following table summarizes the results for sales in 2021:

	000's of carats sold	Revenue (US$ 000's)	Revenue/carat (US$)
Q1	603	$42,725	$71
Q2	719	$52,570	$73
Q3	1,027	$74,094	$72
Q4	809	$67,623	$84
Total	3,158	$237,012	$75

Gahcho Kué Capital Program

During the six months ended June 30, 2022, stay in business capital was $5.7 million compared to $8.3 million for the six months ended June 30, 2021. Capital expenditures included generator repairs, haul trucks under construction and investments in other general infrastructure. All capital additions in the period are considered sustaining capital expenditure, and were largely on budget. Stay in business capital does not include capital waste stripping. Sustaining capital expenditure and stay in business capital are non IFRS measure and are defined as those expenditures required to maintain the current operation.

2022 Production Outlook

The Company revised its production and cost guidance for 2022, as described below (all figures reported on a 100% basis).

• 34 - 38 million total tonnes mined (ore and waste)

• 3.75 - 4.3 million ore tonnes mined

• 3.0 - 3.2 million ore tonnes treated

• 5.6 - 5.8 million carats recovered

• Production costs of $140 - $146 per tonne treated

• Production costs of $76 - $80 per carat recovered

• Sustaining Capital Expenditure of approximately $11 million

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Diamond Outlook

All diamond industry sectors trended positive in the first half of 2022 as the trade continued to recover from the impacts of the Covid-19 pandemic. After a strong start to the year as traders and manufacturers replenished inventories post-holiday season, a new round of lockdowns in China and the Russian invasion of Ukraine dampened activities towards the end of Q1 but prices recovered and stabilized in Q2.

Rough diamond production and prices remain steady while manufacturers seek rough goods of all sizes. Sanctions remain in place on Russian goods and there is growing demand for non-Russian diamonds although Russian product is reported to be appearing in some trading centres.

Polished demand and prices remain relatively stable, with many expressing positive sentiments at the JCK show in Las Vegas in mid-June.

All trading major centres are open, including Shanghai, which reopened and is slowly working through large backlogs of orders.

Despite rising interest rates and fears of recession, diamond sales remain solid in Europe and the US, especially for luxury brands and bridal jewellery. Sales in China have declined due to ongoing lockdowns, although retailers are still targeting double-digit revenue growth for the rest of the year. Towards the end of Q2 there were signs of the usual summer slowdown in consumer purchasing with more focus on travel and vacations but activities are expected to increase again going into Q4.

Gahcho Kué EXPLORATION

The Gahcho Kué Joint Venture with De Beers Canada covers 5,216 hectares of mining leases that includes the Gahcho Kué Mine. Exploration within the GKJV has focused on near-mine and brownfield discoveries that can extend the life of the mine.

The Hearne Northwest Extension was exposed in a bench face in late 2021 during routine mining operations. Geophysical surveys were conducted over the exposed kimberlite, on the ramp over the bench face exposure, and outside of the pit to the west-northwest. Based on in-pit geophysics, drilling focused to the west northwest where similar electromagnetic and gravity signatures were similar to those in the pit.

Fourteen drillholes (4,284 meters) have now defined the Hearne Northwest Extension. The results indicate that the extension trends more northerly than was suggested by the geophysics. The geophysics identified a northwest-trending structure, but two drillholes completed across the structure did not intersect kimberlite. Plan view images of the Hearne Northwest Extension relative to the open pit, ground geophysics and recent drilling are provided below. The blue box on the left image is expanded on the right image. Three-digit numbers on the right image mark drillholes completed to date on the Northwest Extension. The dashed line indicates the approximate start of the Northwest Extension. The shape of the extension is approximate and based on modeling of the limited drilling to date.

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Nine of the 14 drillholes have intersected hypabyssal kimberlite (‘HK’) and tuffisitic kimberlite (‘TK’) with intersects ranging from 23.02 to 114.53 meters. Drillhole MPV-22-595C is still underway in kimberlite with an intersect of 48 meters as at the time of this report.

Both the HK and TK rock types are visually consistent with the known internal units at Hearne. The true thickness and depth extent of the Northwest Extension are unknown based on the limited drilling results. A summary of drilling that presently defines the Hearne Northwest Extension is provided below.

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Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2] (m)
			From	To	Length[1]

MPV-22-568C	355	-58	85.42	170.24	84.82	201
MPV-22-569C	35	-45	82.51	154.00	71.49	184
MPV-22-570C	255	-45	36.84	89.80	52.96	130
MPV-22-571C	195	-55	–	–	–	294
MPV-22-574C3	95	-55	–	–	–	250
MPV-22-577C	65	-45	183.10	224.40	41.30	260
MPV-22-582C	205	-45	241.90	266.25	24.35	333
MPV-22-583C3	150	-45	–	–	–	203
MPV-22-584C	205	-55	261.75	330.00	68.25	375
MPV-22-587C	230	-60	–	–	–	402
MPV-22-593C	220	-65	–	–	–	450
MPV-22-594C	40	-61	260.29	374.82	114.53	405
MPV-22-595C	80	-63	402.28	402.59	0.31	512
			407.00	475.68	68.68
			487.60	502.35	14.75
			509.00	509.10	0.10
MPV-22-596C	68	-65	308.75	331.37	23.02	375

1Intersects are not true thicknesses. 2Initial measurements from field logs may change with further drillhole surveying and logging. 3Targeted on geophysics west-northwest of the geological trend of the extension.

In early 2020 a geophysical program prioritized 13 targets, of which eight were selected for drill-testing. Five targets were drill-tested with no significant kimberlite intersected. Two were eliminated from drilling based on follow-up ground geophysics. Target #4 was drill tested in March 2022. Two drillholes (223.81 meters total) were completed on Target #4 with no kimberlite intersected. The image below shows the location of Target #4 relative to the mine infrastructure.

The Western Target areas of interest (‘AOI’) are located 2-3 kilometers west and northwest of the known Gahcho Kué kimberlites. These AOI were identified from a review of historical geophysics available to the joint venture. Ground gravity surveys completed over these AOI were reviewed by the joint venture and two were selected for drill-testing. Five drillholes totaling 508 meters were completed on lake-based target P1_1 with only 0.2m of silicified kimberlite intersected. No further drilling is planned for P1_1. Land-based target P3_2 is expected to be drill-tested in Q3 of 2022. The image below shows the location of the Western Target AOI with the associated ground gravity results.

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KENNADY NORTH PROJECT EXPLORATION

The Kennady North Project includes 22 federal leases and 97 claims covering an area of over 107,000 hectares that surround the Gahcho Kué Mine on all sides. Kennady North has five known kimberlites; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. Significant diamond sampling and drilling programs between 2014 and 2018 resulted in the estimation of resources for the Kelvin and Faraday bodies. The Project was expanded with staking of the eastern claims in early 2020, and three strategic claims were staked near the center of the project area in 2021. The claim, lease, and kimberlite locations relative to Gahcho Kué are shown in the map image below.

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An in-house exploration workshop held in December 2021 prioritized eight target areas of interest (‘AOI’) that were previously identified using glacial geology and kimberlite indicator data. The eight AOI were selected for follow-up ground geophysics (including ARRT) with drilling planned for winter 2022. A second in-house workshop defined additional AOI from historical geophysics with six AOI selected for follow-up drilling in winter 2022. A third workshop with the Gahcho Kué exploration team was held in February 2022 and the combined AOI were prioritized in order of receiving winter ground geophysics followed by drilling. The AOI received ARRT and ground gravity surveys with a total of 188.8 line-km of ARRT and 3,139 gravity stations completed over the AOI. A map image of the AOI that received ground geophysics for drill-targeting is shown below.

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During the winter 2022 exploration program 3,844 meters from 26 drillholes were completed on the North Anomaly (‘NA’), South Anomaly (‘SA’), KS Anomaly (‘KS’), and G6 Anomaly. These anomalies were defined using ARRT (a high-resolution ground resistivity system developed by Aurora Geoscience Ltd., Yellowknife), and from ground gravity. Both systems recognize the physical contrast between competent country rock and country rock adjacent to kimberlite that is broken and altered from emplacement of the kimberlite. A minerals incentive program (MIP) award was received from the Government of Northwest Territories to help offset drilling costs at the NA and SA.

Thirteen drillholes completed at the North Anomaly have identified depth-extensive zones of highly altered country rock intermixed with intersects of hypabyssal kimberlite (‘HK’) ranging from 0.03 to 6.93 meters in thickness (average thickness 1.69m). Volcaniclastic kimberlite (‘VK’) was intersected in three drillholes and ranges from 0.16 to 3.50 meters in thickness (average 1.38m), with 3D modeling of the drilling indicating lateral continuity for the VK. For the Kelvin and Faraday kimberlites at Kennady North, VK comprises the greatest volume and its presence in the exploration drilling is considered a good indication for volume potential at the North Anomaly.

At the South Anomaly all five drillholes have HK present with thicknesses ranging from 0.68 to 6.96 meters (average 3.23m). Country rock breccia consisting of highly comminuted gneiss mixed with kimberlite has also been observed, and is indicative of volume potential for the South Anomaly.

Four of six drillholes at the KS anomaly intersected HK kimberlite ranging from 0.22 to 1.49 meters in thickness. The present interpretation for the KS anomaly is that the system is lacking the kimberlitic fluids necessary to break up country rock and provide volume for VK to develop. A table of drill results for the North, South and KS Anomaly is provided below.

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Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
North Anomaly
KDI-22-008	128.5	-71.2	75.86	81.48	5.62	121.0
KDI-22-010	135.8	-49.4	83.27	86.59	3.32	127.4
KDI-22-012	47.9	-46.1	107.05	113.98	6.93	150.0
KDI-22-013	49.4	-60.7	81.56	81.75	0.19	121.0
		plus	82.61	82.98	0.37
		plus	83.68	83.88	0.20
		plus	85.07	85.45	0.38
		plus	86.10	86.13	0.03
		plus	86.30	86.52	0.22
		plus	87.72	88.75	1.03
KDI-22-015	45.0	-52.5	76.76	76.90	0.14
		plus	77.66	78.60	0.94
		plus	80.73	81.10	0.37
		plus	83.90	87.00	3.10
KDI-22-016	45.0	-62.0	69.50	72.40	2.90
		plus	73.15	73.70	0.55
KDI-22-019	223.7	-52.4	76.60	76.76	0.16
		plus	77.13	78.83	1.70
KDI-22-021	220.8	60.8	72.15	69.88	3.02	152.00
			73.57	74.33	0.76
			74.81	77.56	2.75
KDI-22-023A	216.2	-68.3	60.81	63.62	2.81	150.00
			64.32	65.68	1.36
KDI-22-023B	225.0	-70.0	59.85	64.72	4.87	152.00
KDI-22-024	226.7	-84.0	63.06	68.02	4.96	104.00
KDI-22-025	165.0	-55.0	55.70	58.28	2.58	98.00
KDI-22-026	240.0	-55.0	89.20	96.30	7.10	141.00
South Anomaly
KDI-22-001	307.4	-46.1	109.00	113.13	4.13	163.0
KDI-22-002	294.3	-65.0	84.19	90.06	5.87	114.7
KDI-22-003	48.6	-45.5	115.02	121.98	6.96	142.0
KDI-22-004	46.2	-69.4	98.57	99.25	0.68	139.0
KDI-22-007	182.0	-89.0	66.03	68.42	2.39	121.0
		plus	79.97	81.45	1.48
		plus	85.48	86.57	1.09
KS Anomaly
KDI-22-005	35.1	-46.1	217.08	218.57	1.49	163.0
KDI-22-006	31.3	-54.7	–	–	–	114.7
KDI-22-009	26.0	-67.7	63.51	63.76	0.25	93.2
KDI-22-011	24.9	-52.5	–	–	–	152.0
KDI-22-018	27.0	-50.0	35.50	35.65	0.15	160.0
		plus	37.00	37.25	0.25
		plus	40.20	40.50	0.30
		plus	46.46	47.71	1.25
		plus	65.14	66.00	0.86

1Intersects are not true thicknesses. 2Initial measurements from field logs may change with further drillhole surveying and logging.

The G6 anomaly was first identified in a 1997 DIGHEM airborne survey that also delineated the Kelvin, Faraday and Gahcho Kué kimberlites. Two drillholes (400m total) over a new coincident ARRT and ground gravity signature encountered no kimberlite.

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A detailed glacial geology study completed on the eastern claims was used to guide a 2021 till sampling program over the project area. A total of 327 samples were collected over the eastern claims, with preliminary results for all samples visually noting the presence of pyrope and chrome diopside in several locations. An additional 298 till samples were also collected from the western Kennady claims with results confirming historical indicator dispersions. Assessment of the physical features of the indicator minerals is underway with the objective to constrain their dispersion from primary sources. A minerals incentive program (MIP) award was received from the Government of Northwest Territories to help offset the till sampling and processing costs for both sampling programs. Final results for the remainder of the samples are expected by Q3 2022.

In addition to the ground geophysical surveys, a small airborne magnetic/electromagnetic was conducted over an unsurveyed area located one kilometer southeast of Gahcho Kué for which no historical geophysical data existed. A total of 1,291 line-km of data were collected over the area. The location of the airborne survey and 2021 sample locations are shown on the map image below.

Environmental activities in Q2 focused on collecting baseline hydrology, water quality, wildlife, and archaeological data. Static and kinetic geochemical analysis of kimberlite and country rock also continued through Q2. Community engagement activities focused on ongoing socioeconomic opportunities, environmental data collection, and permitting activities, including the upcoming submission of an application for a regional exploration land use permit and water license for mineral claims acquired in 2020 and 2021.

The Kennady North Project includes both an Indicated Resource for the Kelvin kimberlite and Inferred Resources for the Faraday kimberlites. Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites were adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available on SEDAR and on the Company website. Details for the estimated resources are provided in the table below.

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Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019 NI43-101 Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75
(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Results of operations

The Company, as discussed above, held four diamond sales during the six months ended June 30, 2022.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	June 30	March 31	December 31	September 30
	2022	2022	2021	2021

Earnings and Cash Flow
Number of sales	3	2	2	2
Sales	$97,761	84,653	85,144	94,208
Impairment reversal on property, plant and equipment	$—	—	240,593	—
Operating income	$43,047	35,018	265,491	30,137
Net income for the period	$22,634	24,327	237,619	8,764
Basic and diluted earnings per share	$0.11	0.12	1.13	0.04
Adjusted EBITDA*	$55,127	44,597	37,091	41,171
Cash flow provided by (used in) operating activities	$37,316	7,008	48,012	51,905
Cash flow provided by (used in) investing activities	$(9,736)	(14,387)	(26,476)	(8,849)
Cash flow provided by (used in) financing activities	$(15,674)	(394)	(41,014)	(33,545)
Balance Sheet
Total assets	$936,017	935,753	877,497	624,288

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

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		Three months ended
	June 30	March 31	December 31	September 30
	2021	2021	2020	2020

Earnings and Cash Flow
Number of sales	2	2	2	3
Sales	$75,147	54,224	80,206	47,337
Impairment loss on property, plant and equipment	$—	—	(217,366)	—
Operating (loss) income	$28,756	10,532	(198,643)	(5,712)
Net loss for the period	$22,472	7,312	(189,166)	(6,532)
Basic and diluted loss per share	$0.11	0.03	(0.90)	(0.03)
Adjusted EBITDA*	$37,874	19,178	37,220	15,300
Cash flow provided by (used in) operating activities	$22,465	(9,805)	51,396	21,117
Cash flow provided by (used in) investing activities	$(7,803)	(10,615)	(22,302)	(15,766)
Cash flow provided by (used in) financing activities	$5,471	(706)	(16,531)	1,427
Balance Sheet
Total assets	$632,728	613,723	595,329	793,919

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company typically holds between eight to ten sales per year in Antwerp, Belgium, and had typically alternated between two and three sales per quarter since the start of commercial production. The COVID-19 pandemic caused a significant postponement and altering of the regular sales schedule in 2020 and 2021.

During the three months ended June 30, 2022, the Company sold 587,000 carats and recognized revenue of $97,761 at an average realized value of $167 per carat (US$130) over three sales in Antwerp, Belgium. The Company had operating income of $43,047 (not defined under IFRS and may not be comparable to similar measures presented by other issuers).

During the three months ended March 31, 2022, the Company sold 507,000 carats and recognized revenue of $84,653 at an average realized value of $167 per carat (US$132) over two sales in Antwerp, Belgium. The Company had operating income of $35,018.

summary of SECOND Quarter Financial Results

Three and six months ended June 30, 2022 compared to the three and six months ended June 30, 2021, expressed in thousands of Canadian dollars.

For the three months ended June 30, 2022, the Company recorded a net income of $22,634 or $0.11 earnings per share (basic and diluted) compared to a net income of $22,472 or $0.11 earnings per share (basic and diluted) for the same period in 2021. For the six months ended June 30, 2022, the Company recorded a net income of $46,961 or $0.22 earnings per share (basic and diluted) compared to a net income of $29,784 or $0.14 earnings per share (basic and diluted) for the same period in 2021. The significant increase in the net income from the three and six months ended June 30, 2022 compared to the same periods in 2021, is largely attributed to higher realized diamond prices in 2022 and a returning to normal activities after many of the measures implemented in 2021 to limit the spread of Covid-19 have been lifted.

Earnings from mine operations

Earnings from mine operations for the three and six months ended June 30, 2022, were $51,407 and $94,222 compared $32,799 and $46,535 for the same periods in 2021. For the three months ended June 30, 2022, the Company sold 587,000 carats for proceeds of $97,761 with diamond sales value per carat of US$130 (three months ended June 30, 2021 - 719,000 carats for $64,748 at US$73 per carat). For the six months ended June 30, 2022, the Company sold 1,094,000 carats for proceeds of $182,414 with diamond sales value per carat of US$130 (six months ended June 30, 2021 - 1,322,000 carats for $118,972 at US$72 per carat). The earnings from mine operations for the six months period ended June 30, 2021 also included the $10,399 of upside profit related to the Dunebridge sales agreement. The prices realized in the first half of 2022 exemplify continued improved sentiment and demand in the rough diamond market recovering from the peak of the COVID-19 pandemic effects, amplified by volatility due to speculation as to whether trade embargoes imposed on Russia, could disrupt continuity of supply from Alrosa.

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Production costs (excluding capitalized stripping costs) related to diamonds sold for the three and six months ended June 30, 2022 were $26,660 and $53,780; depreciation and depletion on the GK Mine commissioned assets related to the three and six months ended June 30, 2022, were $12,321 and $21,215; and the cost of acquired diamonds for the three and six months ended June 30, 2022 were $7,373 and $13,197, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations for the three and six months ended June 30, 2022 were $51,407 and $94,222. Included in production costs, for the three and six months ended June 30, 2022 are the Company’s 49% costs specifically arising related to COVID-19 of $0.5 million and $2.8 million, comprising of testing, screening services and cost of isolation facilities ($0.6 million and $5.9 million for the three and six months ended June 30, 2021). Production costs (excluding capitalized stripping costs) related to the three and six months ended June 30, 2021 were $30,984 and $58,135 and; depreciation and depletion on the GK Mine commissioned assets related to the three and six months ended June 30, 2021 were $8,504 and $16,967; and the cost of acquired diamonds for the three and six months ended June 30, 2021 were $2,860 and $7,734.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three and six months ended June 30, 2022, were $3,803 and $7,797 compared to $2,676 and $5,285 for the same periods in 2021. The main expenses included in these amounts for the three and six months ended June 30, 2022 were $1,369 and $2,510 relating to selling and marketing, $674 and $1,833 relating to consulting fees and payroll, $480 and $924 related to share-based payments, $441 and $924 related to professional fees, $264 and $564 related to office administration and $205 and $409 relating to director fees. The main expenses for the three and six months ended June 30, 2021 were $859 and $2,056 relating to selling and marketing, $436 and $876 related to consulting fees and payroll, $251 and $430 relating to share-based payment expenses, $585 and $857 related to professional fees and $257 and $471 related to office and administration. The increase in overall selling, general and administrative costs for the three and six months ended June 30, 2022, compared to the same periods in 2021, can mainly be attributed to an increase in consulting and payroll fees and selling and marketing expenses. The payroll increase reflects the appointment of the Chief Sustainability Officer plus an office administration support post along with a payout to the former CFO of the Company. Selling and marketing increased due to the return to normal operations and resumption of travel to the sorting facility. The share-based payment expense also increased compared to prior period as more stock options and RSUs were granted compared to prior period.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and six months ended June 30, 2022, were $4,557 and $8,360 compared to $1,367 and $1,962 for the same periods in 2021, which were curtailed to conserve cash given the impact of COVID 19 on the business. Of the $8,360 total exploration and evaluation expenses incurred in the six months ended June 30, 2022, $1,226 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $7,134 is related to activity on the KNP. Of the $1,962 total exploration and evaluation expenses incurred in the six months ended June 30, 2021, $258 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $1,704 related to activity on the KNP.

Net finance expenses

Net finance expenses for the three and six months ended June 30, 2022, were $9,054 and $18,206 compared to $10,690 and $19,746 for the same periods in 2021. Included in the amount for the three and six months ended June 30, 2022, were $8,890 and $17,788 relating to finance costs, $322 and $645 relating to accretion expense on decommissioning liability and $158 and $227 relating to interest income. Included in the amount for the three and six months ended June 30, 2021, were $10,643 and $19,616 relating to finance costs, $119 and $239 relating to accretion expense on decommissioning liability and $72 and $109 relating to interest income. Finance costs were higher for the three and six months ended June 30, 2021 as a direct result of additional financing costs and interest incurred on the Dunebridge RCF and Term Facility.

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Foreign exchange gains

Foreign exchange losses for the three and six months ended June 30, 2022, were $11,670 and $7,422 compared to foreign exchange gains of $5,217 and $10,264 for the same periods 2021. The foreign exchange losses for the three and six months ended June 30, 2022 were mainly a result of the Canadian dollar weakening relative to the US dollar and impacting the translation of the secured notes payable, net of US dollar cash balances. The spot rate on June 30, 2022 was $1.2873/US$1 compared to $1.2505/US$1 at March 31,2022. The spot rate on June 30, 2022, was $1.2873/US$1 compared to1.2637/US$1 at December 31, 2021. The foreign exchange gains for the three and six months ended June 30, 2021 were mainly as a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable, the Dunebridge RCF and the Dunebridge Term Facility, net of US dollar cash balances. The spot rate at June 30, 2021 was $1.2398/US$1 compared to $1.2562/US$1 at March 31, 2021. The spot rate at June 30, 2021 was $1.2398/US$1 compared to $1.2725/US$1 at December 31, 2020.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements because of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

Deferred income taxes

Deferred income taxes for the three and six months ended June 30, 2022, were $5,650 and $9,920 compared to $Nil and $Nil for the same periods in 2021. A deferred tax liability was established in year end 2021, as a result of the reversal of impairment of $240,593, and the deferred tax charged equalled the establishment of the liability. For the three and six months ended June 30, 2022, the deferred tax liability and corresponding expense increased in anticipation of utilizing tax pools to offset the production income generated in the period.

FINANCIAL POSITION AND LIQUIDITY

On March 28, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Financial Statements Note 11).

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

As of June 30, 2022, the Company faces liquidity challenges as a result of the Senior Secured Notes maturing on December 15, 2022, with a principal amount outstanding of $373,240. The Company does not currently have sufficient cash flows expected from operations available to discharge the Senior Secured Notes amount when they come due. The Company will need to obtain additional financing in the future and/or seek to renegotiate with the holders of the Senior Secured Notes to extend the maturity dates or amend the underlying payment terms. However, there is no guarantee that such financing will be available, or at terms acceptable to the Company, or that holders of the Senior Secured Notes would be willing to renegotiate the amounts in a manner necessary to enable the Company to satisfy its obligations.

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The above conditions related to the Company’s Senior Secured Notes and long-term operational financing needs represent material uncertainties that result in substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Failure to meet the obligations for cash calls to fund the Company’s share of expenditures at the GK Mine may lead to De Beers Canada Inc. enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Secured Notes.

Cash flows provided by operating activities, including changes in non-cash working capital for the three and six months ended June 30, 2022, were $37,316 and $44,324 compared to cash flows provided of $22,465 and $12,661 for the same periods in 2021. The cash generated from the operating activities for the three and six months ended June 30, 2022 were significantly higher compared to the same periods in 2021 as a result of the strong earnings from mine operations.

Cash flows used in investing activities for the three and six months ended June 30, 2022, were $9,736 and $24,123 compared to $7,803 and $18,418 for the same periods in 2021. For the three and six months ended June 30, 2022, the outflows for the purchase of property, plant and equipment were $9,815 and $24,224 compared to $7,846 and $18,836 for the same periods in 2021. For the three and six months ended June 30, 2022, the outflow for restricted cash was $79 and $126 compared to $29 and $56, which relates to the interest earned on the decommissioning fund of the GK Mine. For the three and six months ended June 30, 2022, the amount of cash used in the acquisition of property, plant and equipment and restricted cash was offset by $158 and $227 and of interest income, compared to $72 and $109 for the same periods in 2021. The increase of cash used in investing activities during the three and six months ended June 30, 2022, compared to the same periods in 2021, can be attributed to the increased stripping activity.

Cash flows used in financing activities for the three and six months ended June 30, 2022, were $15,674 and $16,068 compared to cash flows provided of $5,471 and $4,765 for the same periods in 2021. Cash flows used in financing activities for the three and six months ended June 30, 2022, relate to the cash provided by the Dunebridge JCF, offset by the repurchase of secured notes, payment of interest on the secured notes, the payment of deferred financing costs on the Dunebridge JCF, the payment of lease liabilities, and the interest on the Dunebridge RCF. Cash flows provided by financing activities for the three and six months ended June 30, 2021 related cash provided by the Dunebridge Term Facility, offset by the interest on the Dunebridge RCF, the repayment of Dunebridge Term Facility and the payment of lease liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

There was one significant accounting policy adopted in the current period disclosed in Note 3 of the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting estimates and assumptions are disclosed in Note 4 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

There is currently one new standard disclosed in Note 3 of the financial statements.

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RELATED PARTY TRANSACTIONS

The Company’s related parties include Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), the Operator of the GK Mine, key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment and Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel and directors are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

On March 28, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Financial Statements Note 11).

On September 24, 2021, the Dunebridge RCF was extended to March 31, 2022 (Financial Statements Note 10).

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for the Company’s share of the letters of credit issued. In 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the six months ended June 30, 2022, the Company funded $Nil (year ended December 31, 2021 - $10 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet.

As at June 30, 2022, the Company’s share of the letters of credit issued were $44.7 million (December 31, 2021 - $44.1 million).

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

The balances as at June 30, 2022 and December 31, 2021 were as follows:

	June 30,	December 31,
	2022	2021
Payable De Beers Canada Inc. as the operator of the GK Mine*	$6,549	$2,732
Payable to De Beers Canada Inc. for interest on letters of credit	68	99
Payable to Dunebridge Worldwide Ltd.	13,073	—
Payable to key management personnel	82	67

*Included in accounts payable and accrued liabilities

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The transactions for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
The total of the transactions:
International Investment and Underwriting	$30	$30	$60	$60
Remuneration to key management personnel	902	514	1,846	1,004
Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	—	10,399	—	10,399
Diamonds sold to De Beers Canada Inc.	5,027	2,392	5,027	4,665
Diamonds purchased from De Beers Canada Inc.	5,142	3,579	11,682	4,828
Finance costs incurred from De Beers Canada Inc.	35	32	68	68
Finance costs incurred from Dunebridge Worldwide Ltd.	200	3,339	228	3,834
Management fee charged by the Operator of the GK Mine	833	1,191	1,666	2,382

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Consulting fees, payroll, director fees, bonus and other short-term benefits	$637	$407	$1,341	$829
Share-based payments	295	137	565	235
	$932	$544	$1,906	$1,064

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$1,374	$—	$—	$—	$1,374
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	—	—	30,000
Revolving Junior Credit facility - Principal	—	—	12,873	—	12,873
Revolving Junior Credit facility - Interest	1,170	3,862	1,877	—	6,909
Notes payable - Principal	373,240	—	—	—	373,240
Notes payable - Interest	14,930	—	—	—	14,930
	$400,713	$23,862	$14,750	$—	$439,326

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)” and “Adjusted EBITDA Margin”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

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Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive income:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Net income for the period	$22,634	$22,472	$46,961	$29,784
Add/deduct:
Non-cash depreciation and depletion	12,378	8,504	21,326	16,967
Share-based payment expense	480	251	924	430
Fair value gain of warrants	(7,322)	—	(5,797)	—
Net finance expenses	9,054	10,690	18,206	19,746
Derivative losses	1,361	811	1,438	22
Deferred income taxes	5,650	—	9,920	—
Unrealized foreign exchange losses (gains)	10,892	(4,854)	6,746	(9,897)
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$55,127	$37,874	$99,724	$57,052
Sales	97,761	75,147	182,414	129,371
Adjusted EBITDA margin	56%	50%	55%	44%

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive income:

		Three months ended	Three months ended	Six months ended	Six months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Cost of sales production costs		$26,660	30,984	53,780	58,135
Timing differences due to inventory and other non-cash adjustments		$11,209	2,891	24,715	12,212
Cash cost of production of ore processed, net of capitalized stripping		$37,869	33,875	78,495	70,347
Cash costs of production of ore processed, including capitalized stripping		$46,396	38,670	96,906	81,260

Tonnes processed	kilo tonnes	367	397	714	704
Carats recovered	000's carats	618	864	1,199	1,546

Cash costs of production per tonne of ore, net of capitalized stripping		$103	85	110	100
Cash costs of production per tonne of ore, including capitalized stripping		$126	97	136	115
Cash costs of production per carat recovered, net of capitalized stripping		$61	39	65	45
Cash costs of production per carat recovered, including capitalized stripping		$75	45	81	53

subSequent eventS

Subsequent to the period ended June 30, 2022, the Company drew US$5 million from the Dunebridge JCF, (Financial Statements Note 11).

Subsequent to the quarter ended June 30, 2022, the Company purchased US$16.42 million or approximately $21.1 million Canadian dollar equivalent of secured notes payable from investors (Financial Statements Note 9).

Subsequent to the six months ended June 30, 2022, the Company entered into additional foreign currency collar contracts of US$21 million at a strike price of 1.275 with settlement dates from July 2022 to December 2022. On settlement date, if the spot rate exceeds 1.355, the Company will settle at a strike price of 1.28, if the spot rate is between 1.275 to 1.355, there is no obligatory settlement (Financial Statements Note 16).

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Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. For detailed risks discussion, please refer to the Company’s Annual Information Form for the year ended December 31, 2021. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the COVID-19 pandemic continues and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;
•	risk of COVID-19 affecting commodity prices and demand for diamond inventory, future sales and increased market volatility;
•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk that financing required to manage liquidity can be obtained with acceptable terms;
•	risk that the Senior Secured Notes will be refinanced with acceptable terms and that the holders of the notes are willing to negotiate with the Company;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations, prices of diamonds, and continued growth in demand for laboratory grown diamonds;
•	risks related to challenges in the diamond market causing the sale of some or all of the diamond inventory to be sold below cost;
•	risks related to commodity price fluctuations;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road upon which the GK Mine is reliant upon for the cost-effective annual resupply of key inventory including fuel and explosives, the effects of climate change may limit or make impossible the building of the Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to operate the Company’s GK Mine on an economically profitable basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

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Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.

At August 9, 2022, there were 210,909,141 shares issued, 7,681,043 stock options and 2,335,892 restricted share units outstanding. There were 41,000,000 warrants outstanding as at August 9, 2022.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

The Company’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2021 MD&A.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

For the period ending June 30, 2022, management concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the Company’s disclosure controls and procedures as at June 30, 2022 and have concluded that these disclosure controls and procedures were appropriately designed.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the future financial or operating performance of the Company; operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business, operations and prospects; estimated production and mine life of the project of Mountain Province; the realization of mineral resource estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital and operating expenditures; use of proceeds from financings; the ability to obtain permits or approvals for operations; liquidity and requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitations of insurance coverage; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be,” “potential,” “budget,” “scheduled,” “forecasts” and other similar words and variations of such words (including negative variations), or statements that certain events or conditions “may,” “should,” "could," "would," "might" or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the time such statements are made, and, by their nature, are based on a number of assumptions and subject to a variety of inherent risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and are difficult to predict, and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards that could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business, operations and prospects; variations in ore grade or recovery rates; changes in market conditions; the global economic climate; changes in project parameters; mine sequencing; production rates and estimates; dependence on the Gahcho Kué diamond mine; cash flow; risks relating to financing requirements; insurance risks; failure by the Company to maintain its obligations under its debt facilities; risks relating to the availability and timeliness of permitting and governmental approvals; regulatory and licensing risks; environmental and climate risks; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the availability of skilled personnel and contractors; labour disputes and other risks of the mining industry; and failure of plant, equipment or processes to operate as anticipated.

These and other factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information contained herein is given as of the date of this MD&A, and Mountain Province undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or results or if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current notes and credit facilities, Mountain Province is subject to certain limitations on its ability to pay dividends on common shares. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Cautionary Note to US Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As such, the information included herein concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

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